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Exhibit 4.1

Agreement with Columbia Financial Group Granting Warrants and Stock and Registration Rights

CONSULTANT AGREEMENT

    Columbia Financial Group is an investor relations, direct marketing, publishing, public relations and advertising firm with expertise in the dissemination of information about publicly traded companies. Also in the business of providing investor relations services, public relations services, publishing, advertising services, fulfillment services, as well as Internet related services.

    Agreement made this 17th day of June, 1999, between View Systems, Inc. (hereinafter referred to as "Corporation"), and Columbia Financial Group, Inc. (hereinafter referred to as "Consultant"), (collectively referred to as the "Parties"):

Recitals:

    The Corporation desires to engage the services of the Consultant to perform for the Corporation consulting services regarding all phases of the Corporation's "Investor Relations"to include direct investor relations and broker/dealer relations as such may pertain to the operation of the Corporation's business.

    The Consultant desires to consult with the Board of Directors, the Officers of the Corporation, and certain administrative staff members of the Corporation, and to undertake for the Corporation consultation as to the company's investor relations activities involving corporate relations and relationships with various broker/dealers involved in the regulated securities industry.

AGREEMENT

    The respective duties and obligations of the contracting parties shall be for a period of twelve (12) months commencing on the date first appearing above. This Agreement may be terminated by either parties only in accordance with the terms and conditions set forth in Paragraph 7.

Services Provided by Consultant

    Consultant will provide consulting services in connection with the Corporation's "investor relations" dealings with NASD broker/dealers and the investing public. (At no time shall the Consultant provide services which would require Consultant to be registered and licensed with any federal or state regulatory body or self-regulating agency.) During the term of this Agreement, Consultant will provide those services customarily provided by an investor relations firm to a Corporation, including but not limited to the following:

  (1)
  Aiding a Corporation in developing a marketing plan directed at informing the investing public as to the business of the Corporation; and

  (2)
  Providing assistance and expertise in devising an advertising campaign in conjunction with the marketing campaign as set forth in (1) above; and

  (3)
  Advise the Corporation and provide assistance in dealing with institutional investors as it pertains to the Company's offerings of its securities; and

  (4)
  Aid and assist the Corporation in the Corporation's efforts to secure "market makers" which will trade the Corporation's stock to the public by providing such information as may be required; and

  (5)
  Aid and advise the Corporation in establishing a means of securing nationwide interest in the Corporation's securities; and

  (6)
  Aid and assist the Corporation in creating an "institutional site program" to provide ongoing and continuous information to fund managers; and

  (7)
  Aid and consult with the Corporation in the preparation and dissemination of press releases and news announcements; and

  (8)
  Aid and consult with the Corporation in the preparation and dissemination of all "due diligence" packages requested by and furnished to NASD registered broker/dealers, the investing public, and/or other institutional and/or fund mangers requesting such information from the Corporation.

Compensation

    In consideration forth services provided by Consultant to the Corporation the Corporation shall pay or cause to be delivered to the Consultant on the execution of this agreement or as otherwise provided by the following:

  1.
  200,000 shares restricted stock.

  2.
  400,000 five year warrants at 2.00 per share

Compliance

    At the time of Consultants execution of the referred to in #3, Compensation above, common shares underlying the warrants, delivered by Corporation to Consultant will, at that particular time, be free trading, or, if not, if a registration is contemplated, the shares will have "piggy back" registration rights and will, at the expense of the Corporation, be included in said registration.

Representation of Corporation

  (a)
  . The Corporation, upon entering this Agreement, hereby warrants and guarantees to the Consultant that to the best knowledge of the Officers and Directors of the Company, all statements, either written or oral, made by the Corporation to the Consultant are true and accurate, and contain no misstatements of a material fact. Consultant acknowledges that estimates of performance made by Corporation are based upon the best information available to Corporation officers at the time of said estimates of performance. The Corporation acknowledges that the information it delivers to the Consultant will be used by the Consultant in preparing materials regarding the Company's business, including but not necessarily limited to, its financial condition, for dissemination to the public. Therefore, in accordance with Paragraph 6, below, the Corporation shall hold harmless the Consultant from any and all errors, omissions, misstatements, except those made in a negligent or intentionally misleading manner in connection with all information furnished by Corporation to Consultant.

  6.
                                ,  Inc.

  View
  Systems, Inc.

  1.
  Authorized:            shares

  2.
  Issued:      shares

  3.
  Outstanding:            shares

  4.
  Free trading (float):      shares (approx.)

  5.
  Shares subject to Rule 144 restrictions:            shares (approx.)

Limited Liability

  7.
  With regard to the services to be performed by the Consultant pursuant to the terms of this Agreement, the Consultant shall not be liable to the Corporation, or to anyone who may claim any right due to any relationship with the Corporation, for any acts or omissions in the performance of services on the part of the Consultant, except when said acts or omissions of the Consultant are due to its willful misconduct or culpable negligence.

Termination

  8.
  This Agreement may be terminated by either party upon the giving of not less than sixty (60) days written notice, delivered to the parties at such address or addresses as set forth in Paragraph 9, below. In the event this Agreement is terminated by the Corporation, all compensation paid by Corporation to the Consultant shall be "back-charged" to Consultant, and payable to the Corporation as follows:

  (a)
  In the event the Agreement is terminated by the Consultant in months 1 through 6, Consultant shall repay to Corporation two-thirds (2/3) of the fees paid pursuant to Paragraph 3 above.

  (b)
  In the event the Consultant terminates this Agreement during months 7 through 10, the Corporation shall be entitled to a return of fifty percent (50%) of the fees paid in accordance with Paragraph 3 above; thereafter, all fees paid shall be deemed earned.

  (c)
  In the event of a termination by either party, any repayment of funds or stock due from Consultant to Corporation may be paid either in cash or the equivalent number of shares of the Corporation received by Consultant from the Corporation in accordance with Paragraph 3 above, payable at the option of the consultant.

The valuation of said shares for purposes of repayment of shares, shall be the bid price of said shares as of the date shares are tendered back to the Corproation. If there is no bid price, then the price shall be agreed to, by separate writing to be determined by the parties upon the execution of this Agreement.

Notices

  9.
  Notices to be sent pursuant to the terms and conditions of this Agreement, shall be sent as follows:

Timothy J. Rieu	Gunther Than
Columbia Financial Group, Inc.	View Systems, Inc.
1301 York Road, Ste. 400	28 Dekker Drive
Lutherville, Maryland 21093	Golden, CO 80401

Attorney's Fees

    In the event any litigation or controversy, including arbitration, arises out of or in connection with this Agreement between the parties hereto, the prevailing party in such litigation, arbitration or controversy, shall be entitled to recover from the other party or parties, all reasonable attorney's fees expenses and suit costs, including those associated within the appellate or post judgement collections proceedings.

Arbitration

  •
  In connection with any controversy or claim arising out of or relating to this Agreement, the parties hereto agree that such controversy shall be submitted to arbitration, in conformity with the Federal Arbitration Act (Section 9 U.S. Code Section 901 et seq), and shall be conducted in accordance with the Rules of the American Arbitration Association. Any judgment rendered as a result of the arbitration of any dispute herein, shall upon being rendered by the arbitrators be submitted to a Court of competent jurisdiction with the State of Maryland, if initiated by Consultant, or in the state of Pennsylvania, if initiated by the Corporation.

Governing Law

    This agreement shall be construed under and in accordance with the laws of the State of Maryland and the State of Colorado, and all obligations of the parties created under it are performed in Baltimore County, MD, and Golden, CO venue for said arbitration shall be in Baltimore County, MD and Golden, CO and all parties hereby consent to that venue as the proper jurisdiction for said proceedings provided herein.

Parties Bound

  •
  This Agreement shall be binding on and inure to the benefit of the contracting parties and their respective heirs, executors, administrators, legal representatives, successors, and assigns when permitted by this Agreement.

Legal Construction

  •
  In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal, or unenforceable in any respect, the invalidity, illegality, or unenforceability shall not affect any other provision, and this Agreement shall be construed as if the invalid, illegal, or unenforceable provision had never been contained in it.

Prior Agreements Superseded

  •
  This Agreement constitutes the sole and only Agreement of the contracting parties and supersedes any prior understandings or written or oral agreements between the respective parties. Further, this Agreement may only be modified or changed by written agreement signed by all the parties hereto.

Multiple Copies or Counterparts of Agreement

1.
The original and one or more copies of this Agreement may be executed by one or more of the parties hereto. In such event, all of such executed copies shall have the same force and effect as the executed original, and all of such counterparts taken together shall have the effect of a fully executed original. Further, this Agreement may be signed by the parties and copies hereof delivered to each party by way of facsimile transmission, and such facsimile copies shall be deemed original copies for all purposes if original copies of the parties' signatures are not delivered.

Liability of Miscellaneous Expenses

  •
  The Corporation shall be responsible to any miscellaneous fees and costs approved in writing prior by the Company or its agents to commitment that are unrelated to the agreement made between the Parties.

Headings

1.
Headings used throughout this Agreement are for reference and convenience, and in no way define, limit or describe the scope or intent of this Agreement or effect its provisions.

    IN WITNESS WHEREOF, the parties have set their hands and seal as of the date written above.

BY:	Timothy J. Rieu, President Columbia Financial Group, Inc.
BY:	Gunther Than View Systems, Inc. 28 Dekker Drive Golden, CO 80401

Addendum To
Consultant Agreement

    This Addendum, dated as of December 9, 1999, amends and supplements that certain Consultant Agreement, dated as of June 17, 1999, between View Systems, Inc., 9693 Gerwig Lane, Suite O, Columbia, Md. 21046 ("View") and Columbia Financial Group, 1301 York Road, Suite 400, Lutherville, Md. 21093.

1.
Amendment and Supplement to Reseller Agreement. The parties ratify and reconfirm the terms and conditions of their Consultant Agreement, as amended and supplemented by this Addendum. To the extent of any conflict between the Consultant Agreement and this Addendum, the terms and conditions of this Addendum shall control. This Addendum, therefore, amends and supplements the agreement of the parties.

2.
Obligation to Register Shares Underlying Warrants for Resale. Paragraph 4 of the Consultant Agreement shall be construed to require View, at its expense, to use it best efforts to register the shares issuable upon exercise of the warrants for resale in its next primary and/or secondary registration of shares. This registration obligation includes View's obligation to (i) use its best efforts to register or qualify the shares acquired herein for offer or sale under state securities or blue sky laws of such jurisdictions as Consultant shall reasonably request and do any and all other acts and things which may be necessary or advisable to enable Consultant to consummate the proposed sale, transfer or other disposition of such securities in any jurisdiction; and (ii) furnish Consultant any prospectus included in any such registration statement, and all amendments and supplements to such documents, in each case as soon as available and in such quantities as Consultant may from time to time reasonably request.

    IN WITNESS WHEREOF, the parties hereby execute this document under seal as of the date of this Addendum.

COLUMBIA FINANCIAL GROUP
By:	Name: Title:	(Seal)
VIEW SYSTEMS, INC.
By:	Name: Andrew L. Jiranek Title: Vice President, Administration	(Seal)

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Exhibit 4.1